# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CeriBell, Inc., CIK 0001861107
CUSIP: 15678C102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 360 N. Pastoria Avenue, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001995961

## Reporting persons
- Red Tree GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,205,661; sole dispositive power 0; shared dispositive power 2,205,661; aggregate amount beneficially owned 2,205,661 (6.2% of the class)
- Red Tree Venture Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,031,565; sole dispositive power 0; shared dispositive power 2,031,565; aggregate amount beneficially owned 2,031,565 (5.7% of the class)
- Red Tree Venture Fund SPV II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 174,096; sole dispositive power 0; shared dispositive power 174,096; aggregate amount beneficially owned 174,096 (0.5% of the class)
- Heath Lukatch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,205,661; sole dispositive power 0; shared dispositive power 2,205,661; aggregate amount beneficially owned 2,205,661 (6.2% of the class)

## Item 1. Issuer
Name of issuer: CeriBell, Inc.
Address of issuer's principal executive offices: 360 N. Pastoria Avenue, Sunnyvale, CA, 94085.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Red Tree GP, LLC (Red Tree GP I")
Red Tree Venture Fund , L.P. ("Red Tree Fud I")
Red Tree Venture Fund SPV II, LLC ("Red Tree SPV II")
Heath Lukatch, PhD ("Lukatch")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
2055 Woodside Road, Suite 270
Redwood City, CA 94061
Citizenship:
Red Tree GP I Delaware
Red Tree Fund I Delaware
Red Tree SPV II Delaware
Lukatch United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 2,031,565 shares of common stock held directly by Red Tree Fund I and (ii) 174,096 shares of common stock held directly by Red Tree SPV II.

Red Tree GP I is the general partner of Red Tree Fund I and the manager of Red Tree SPV II. Lukatch is the managing director of Red Tree GP I. Each of Red Tree GP I and Lukatch possesses power to direct the voting and disposition of the securities held by each of Red Tree Fund I and Red Tree SPV II.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference. The percentage set forth in each row 11 is based upon 35,824,244 shares of the Issuer's common stock outstanding as of November 11, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 12, 2024.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Red Tree GP, LLC: /s/ Heath Lukatch, PhD, By Heath Lukatch, PhD, Managing Director (02/14/2025)
- Red Tree Venture Fund, L.P.: /s/ Heath Lukatch, PhD, By Red Tree GP, LLC, its General Partner, By Heath Lukatch, PhD, Managing Director (02/14/2025)
- Red Tree Venture Fund SPV II, LLC: /s/ Heath Lukatch, PhD, By Red Tree GP, LLC, its General Partner, By Heath Lukatch, PhD, Managing Director (02/14/2025)
- Heath Lukatch: /s/ Heath Lukatch, PhD, Heath Lukatch, PhD (02/14/2025)